EXHIBIT 99.1

VIZSLA SILVER CLOSES $65 MILLION BOUGHT DEAL FINANCING

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Sept. 19, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that it has completed its previously announced bought deal public offering of 25,000,000 common shares of the Company (the "Common Shares") at a price of C$2.60 per Common Share (the "Offering Price") for aggregate gross proceeds of C$65,000,000 (the "Offering"). The Offering was led by Canaccord Genuity as sole bookrunner and lead underwriter on behalf of a syndicate of underwriters that included CIBC Capital Markets, Ventum Financial Corp., Raymond James Ltd., Stifel Nicolaus Canada Inc., National Bank Financial Inc., and BMO Capital Markets (collectively, the "Underwriters"). The Company has granted the Underwriters an over-allotment option, exercisable at the Offering Price for a period of 30 days after and including the closing date of the Offering, to purchase up to an additional 3,750,000 Common Shares. In consideration for the services provided by the Underwriters in connection with the Offering, the Company paid to the Underwriters a cash commission equal to C$3,228,000.10.

The Common Shares were offered pursuant to a final prospectus supplement of the Company dated September 16, 2024 (the "Prospectus Supplement") to the short form base shelf prospectus of the Company dated March 31, 2023 (the "Base Shelf Prospectus"), in all of the provinces and territories of Canada, except Quebec, and in the United States pursuant to a prospectus supplement dated September 16, 2024 (the "US Prospectus Supplement") filed as part of an effective registration statement on Form F-10 filed under the Canada/U.S. multi-jurisdictional disclosure system. The Offering remains subject to the final approval of the TSX Venture Exchange ("TSX-V").

The net proceeds of the Offering are expected to be used to advance the exploration, drilling and development of the Company's Panuco Project, as well as for working capital and general corporate purposes as set out in the Prospectus Supplement.

Copies of the applicable offering documents can be obtained free of charge under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Delivery of the Base Shelf Prospectus and the Prospectus Supplement and any amendments thereto will be satisfied in accordance with the "access equals delivery" provisions of applicable Canadian securities legislation. An electronic or paper copy of Prospectus Supplement, the US Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may be obtained, without charge, from Canaccord Genuity by phone at 416-869-3052 or by e-mail at ecm@cgf.com by providing Canaccord Genuity with an email address or address, as applicable.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Vizsla Silver Corp.

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 380,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver has budgeted +45,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws, including, but not limited to, statements and information regarding the expected use of proceeds of the Offering, which ultimately remains the subject of the Company's discretion, receipt of the final approval of the TSX-V related to the Offering, and future drilling and exploration activities at the Panuco Project. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information.

Forward–looking statements and forward–looking information are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in the Prospectus Supplement, the Base Shelf Prospectus and the US Prospectus Supplement and Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 09:14e 19-SEP-24